600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurthkenyon.com

June 2, 2017

VIA EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	PennTex Midstream Partners, LP

Schedule 13E-3 filed by Energy Transfer Partners, L.P.

Filed May 18, 2017

File No. 005-88873

Schedule TO filed by Energy Transfer Partners, L.P.

Filed May 18, 2017

File No. 005-88873

Dear Mr. Duchovny:

Set forth below are the responses of Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 26, 2017 with respect to the Tender Offer Statement on Schedule TO and Schedule 13E-3 filed by ETP on May 18, 2017 (the “TO Statement”) relating to ETP’s offer to purchase (the “Offer”) all of the outstanding common units representing limited partner interests (the “PennTex Common Units”) in PennTex Midstream Partners, LP (“PennTex”). The responses below have been prepared and are being provided by ETP, which has authorized Andrews Kurth Kenyon LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the TO Statement (the “Amendment”) and have filed as Exhibit 99(a)(1)(i) thereto Supplement No. 1 to the Offer to Purchase (the “Supplement”).

For the Staff’s convenience, each response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Schedule 13E-3

1.	Please advise us why Energy Transfer Equity, L.P., Energy Transfer Partners GP, L.P. and Energy Transfer Partners, L.L.C. have not also been identified as filing persons in the Schedule 13E-3.

ANDREWS KURTH KENYON LLP

Austin     Beijing     Dallas     Dubai     Houston     London     New York     Research Triangle Park     The Woodlands     Washington, DC

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 2, 2017

Response:

We acknowledge the Staff’s comment and respectfully advise that the board of directors (the “ETP GP Board”) of Energy Transfer Partners, L.L.C., the general partner of Energy Transfer Partners GP, L.P., made the determination on behalf of ETP to pursue the Offer. The ETP GP Board did not make the determination on behalf of any other entity. We further advise the Staff that the board of directors of LE GP, LLC, the general partner of Energy Transfer Equity, L.P., did not review or consider any of the transactions contemplated by the TO Statement on behalf of Energy Transfer Equity, L.P or any other entity. ETP therefore believes that Energy Transfer Partners, L.P. is correctly identified as the sole filing person in the Schedule 13E-3.

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which it relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3 in his individual capacity.

Response:

We acknowledge the Staff’s comment and respectfully advise that because ETP has determined that no additional filing persons are appropriate, no additional information is required to be disclosed.

Offer Document

Purposes of and Reasons for the Offer, page 11

3.	Please revise the second bullet point to describe the potential benefits to ETP and ETP unitholders from this transaction.

Response:

We acknowledge the Staff’s comment and have included a description of the potential benefits to ETP and ETP unitholders. Please see page 2 of the Supplement.

The Position of ETP Regarding the Fairness of the Offer, page 12

4.	Provide the disclosure relating to book value as described in instruction 2(iii) to Item 1014 of Regulation M-A.

Response:

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 2, 2017

We acknowledge the Staff’s comment and have included disclosure relating to the net book value of the PennTex Common Units. Please see page 2 of the Supplement.

5.	Refer to the last paragraph in this section. Please revise your disclosure to explain why you do not believe that a going concern valuation is not an appropriate method for valuing the PennTex units.

Response:

We acknowledge the Staff’s comment and have included disclosure regarding why ETP does not believe that a going concern valuation is an appropriate method for valuing the PennTex units. Please see page 2 of the Supplement.

Financial Projections, page 16

6.	Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections.

Response:

We acknowledge the Staff’s comment and have included additional disclosure relating to the material assumptions that underlie the projections and material limited factors on the projected information. Please see page 3 of the Supplement.

7.	We note that you have included non-GAAP financial measures in the projected financial information. Revise to provide the disclosure required by Rule 100 of Regulation G with respect to non-GAAP line items. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations and Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and respectfully advise that the presentation of non-GAAP line items is not required pursuant to Regulation G. Rule 100(a) of Regulation G provides that the information required by Regulation G is required to be disclosed when a non-GAAP financial measure is presented by a registrant or a person acting on its behalf. We note that the TO Statement has been prepared only by, and on behalf of, ETP. The non-GAAP financial measures pertain only to PennTex Midstream Partners, LP, on whose behalf the offer is not being made and by whom the TO Statement was not filed. We further respectfully advise the Staff that projections of non-GAAP financial measures have been made based upon prior results and as a result of the assumptions set forth therein, and thus have not been prepared on the basis of full projected financial statements. Accordingly, ETP is unable to provide line item disclosure because the projections were not prepared on a line-item basis.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 2, 2017

Acceptance for Payment, page 23

8.	Please revise the last sentence in this section to state that any units returned will be returned promptly. See Rule 14e-1(c).

Response:

We acknowledge the Staff’s comment and have provided updated disclosure on page 3 of the Supplement.

Sources and Amount of Funds, page 33

9.	We note that you may use funds from credit facilities. Provide the disclosure required by Item 1007(d) of Regulation M-A and file any loan agreement as an exhibit to your Schedule 13E-3, as required by Item 1016(b) of Regulation M-A.

Response:

We acknowledge the Staff’s comment and have filed the loan agreement as an exhibit to the Amendment.

Effect of PennTex Distributions, page 36

10.	It appears based on your disclosure that you will reduce the offer consideration for any amount of cash distributed by PennTex and presumably allow unitholders to retain those distributions. It also appears that unitholders will have to be remitted to you. Please confirm that unitholders are subject to what appears to be a double reduction of the offer consideration and, if so, highlight this fact in your disclosure.

Response:

We acknowledge the Staff’s comment and have provided updated disclosure. Please see page 3 of the Supplement.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,
/s/ G. Michael O’Leary
G. Michael O’Leary

cc:    Thomas E. Long, Chief Financial Officer, Energy Transfer Partners, L.L.C.